UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                            METROCALL HOLDINGS, INC.
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                               (Name of Issuer)

               Series A Preferred Stock, $.01 par value per share
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                        (Title of Class of Securities)



                                  59164X 20 4
                    --------------------------------------
                                (CUSIP Number)

                        Ronnie Kaplan, Vice President
                               PPM America, Inc.
                       225 West Wacker Drive, Suite 1200
                               Chicago, IL 60606
                           Telephone: (312) 634-2545

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 17, 2004
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]








(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                 SCHEDULE 13D
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CUSIP No. 59164X 20 4                  13D          Page   2   of    5    Pages
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   1     NAME OF REPORTING PERSONS:  PPM America, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                  |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                       7    SOLE VOTING POWER
                            0
     NUMBER OF     ------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY      ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER
     REPORTING              0
      PERSON       ------------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER
                            0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
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   14    TYPE OF REPORTING PERSON
         CO, IA
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


                                 SCHEDULE 13D
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---------------------------------               -------------------------------
CUSIP No. 59164X 20 4                  13D          Page   3   of    5    Pages
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS:  PPM Holdings, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                  |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            0
     NUMBER OF     ------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY      ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER
     REPORTING              0
      PERSON       ------------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%*
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
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


                                 SCHEDULE 13D
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---------------------------------               -------------------------------
CUSIP No. 59164X 20 4                  13D          Page   4   of    5    Pages
---------------------------------               -------------------------------

          This Amendment No. 1 relates to the Statement on Schedule 13D filed by PPM America, Inc. and PPM Holdings, Inc. on April 6, 2004, with respect to the Series A Preferred Stock, $.01 par value per share (the "Shares"), of Metrocall Holdings, Inc. ("Metrocall"), a Delaware corporation (the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

          Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer.

(a)(b) On May 17, 2004, Metrocall announced that it had redeemed approximately 600,000 of its remaining Shares. As a result of such redemption, the Reporting Persons no longer own any Shares. Endeavour continues to own 183,155 shares of common stock, $.01 par value per share, of Metrocall, representing approximately 3.3% of the outstanding common stock of Metrocall.

(c) Effective as of May 17, 2004, the 46,750 Shares held by the Reporting Persons were redeemed by Metrocall at a redemption price of $11.13 per Share plus accrued dividends of $0.215 per Share.

         To the best knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons beneficially owns any Shares. Except as described therein or in the Schedule 13D, there have been no transactions in Shares by the Reporting Persons, or, to the best knowledge of the Reporting Persons, by any of the Reporting Persons' executive officers or directors during the past 60 days.

(e) The Reporting Persons ceased to be 5% beneficial owners of the Shares as of May 17, 2004.

                                 SCHEDULE 13D
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CUSIP No. 59164X 20 4                  13D          Page   5   of    5    Pages
---------------------------------               -------------------------------




                                    Signature

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2004

                                         PPM AMERICA, INC.


                                         By: /s/ Kenneth Schlemmel
                                            ---------------------------------
                                            Kenneth Schlemmel
                                            Senior Managing Director

                                         PPM HOLDINGS, INC.


                                         By: /s/ Mark Mandich
                                             ---------------------------------
                                             Mark Mandich
                                             Chief Operating Officer and
                                             Executive Vice President



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

         The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).